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October 10, 2006	Patrick O’Brien (617) 951-7527 patrick.obrien@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	SEC Comment Letter dated October 4, 2006

Oscient Pharmaceuticals Corporation

Proxy Statement Pursuant to Section 14(a)

Ladies and Gentlemen:

I am writing on behalf of Oscient Pharmaceuticals Corporation (the “Company”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement pursuant to Schedule 14(a) filed on September 29, 2006.

For reference purposes, the Staff’s comment is reproduced in bold with the Company’s response immediately following.

Comment:	We note from the top of page 10 that the number of authorized shares will not be reduced in conjunction with the reverse split. Since the reverse split will cause there to be fewer outstanding shares, it appears the reverse split will result in more shares being available for issuance than the company currently has available. Please disclose in the document whether or not the company has any plans to issue any of the newly available shares. If the company has such plans, describe them and state how many of the newly available shares will be used.

Response:

The Company has revised the proxy statement and disclosed that it has no outstanding obligations or understandings at this time to issue any of the additional shares of Common Stock that will become available for issuance if the Company’s shareholders approve the reverse stock split. The Company

ROPES & GRAY LLP

Securities and Exchange Commission	- 2 -	February 14, 2005

previously reserved shares of its existing authorized Common Stock for issuance pursuant to outstanding options and warrants. See pages 9 and 10.

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We hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or comments, of if you require any additional information, please contact the undersigned by telephone at (617) 951-7527 or by facsimile at (617) 951-7050. Thank you for your assistance.

Very truly yours,

/s/ Patrick O’Brien

Patrick O’Brien